JUFEEL INTERNATIONAL GROUP

85 Jinshui East Road19/F, Tower 3, Yabao

Zhengzhou, Henan Province, PRC 450000

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Jufeel International Group
Amendment 2 to Draft Registration Statement Submitted January 8, 2019 CIK 0001725063

Dear Ms. Ravitz:

By letter dated February 14, 2019, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jufeel International Group (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 Amendment 1, submitted on November 13, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Restriction on Foreign Ownership, page 42

1. Please make clear in which category of the Catalogue each of your PRC businesses is, and detail the extent to which each of your PRC businesses is in compliance with all PRC laws and regulations.

Response: We have revised the disclosure to clarify which category of the Catalogue each of our PRC businesses is, and we have detailed the extent to which each of our PRC businesses is in compliance with all PRC laws and regulations.

Directors and Executive Officers, page 62

2. Please update Item 402 of Regulation S-K disclosure to include the fiscal year ended December 31, 2018.

Response: We have updated the Item 402 of Regulation S-K disclosure to include the fiscal year ended December 31, 2018.

Exhibit 99.1

3. Please note that the qualification in paragraph (7)(b)(iv) of the opinion does not appear to be appropriate. Please have counsel revise its opinion.

Response: The Company respectfully advises the Staff that we have attached a revised legal opinion with the qualification in paragraph (7)(b)(iv) removed.

Very Truly Yours,

/s/ Rongxuan Zhang

President and Director